Exhibit 99.2
Shell plc
Three and six month periods ended June 30, 2025
Unaudited Condensed Interim Financial Report
Shell plc            Unaudited Condensed Interim Financial Report            1

SHELL PLC 2nd QUARTER 2025 AND HALF YEAR UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Half year
Q2 2025	Q1 2025	Q2 2024	%¹		Reference	2025	2024	%
3,601	4,780	3,517	-25	Income/(loss) attributable to Shell plc shareholders		8,381	10,874	-23
4,264	5,577	6,293	-24	Adjusted Earnings	A	9,841	14,027	-30
13,313	15,250	16,806	-13	Adjusted EBITDA	A	28,563	35,517	-20
11,937	9,281	13,508	+29	Cash flow from operating activities		21,218	26,838	-21
(5,406)	(3,959)	(3,338)		Cash flow from investing activities		(9,365)	(6,866)
6,531	5,322	10,170		Free cash flow	G	11,853	19,972
5,817	4,175	4,719		Cash capital expenditure	C	9,993	9,211
8,265	8,575	8,950	-4	Operating expenses	F	16,840	17,947	-6
8,145	8,453	8,651	-4	Underlying operating expenses	F	16,598	17,704	-6
9.4%	10.4%	12.8%		ROACE	D	9.4%	12.8%
75,675	76,511	75,468		Total debt	E	75,675	75,468
43,216	41,521	38,314		Net debt	E	43,216	38,314
19.1%	18.7%	17.0%		Gearing	E	19.1%	17.0%
2,682	2,838	2,817	-5	Oil and gas production available for sale (thousand boe/d)		2,760	2,864	-4
0.61	0.79	0.55	-23	Basic earnings per share ($)		1.40	1.70	-18
0.72	0.92	0.99	-22	Adjusted Earnings per share ($)	B	1.64	2.19	-25
0.3580	0.3580	0.3440	—	Dividend per share ($)		0.7160	0.6880	4
1.Q2 on Q1 change
Quarter Analysis1
Income attributable to Shell plc shareholders, compared with the first quarter 2025, reflected lower trading and optimisation margins and lower realised liquids and gas prices, partly offset by higher Marketing margins and lower operating expenses.
Second quarter 2025 income attributable to Shell plc shareholders also included impairment charges, gains on disposal of assets and favourable movements due to the fair value accounting of commodity derivatives. These items are included in identified items amounting to a net loss of $0.3 billion in the quarter. This compares with identified items in the first quarter 2025 which amounted to a net loss of $0.8 billion.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as income attributable to Shell plc shareholders and adjusted for the above identified items and the cost of supplies adjustment of $0.3 billion.
Cash flow from operating activities for the second quarter 2025 was $11.9 billion and primarily driven by Adjusted EBITDA. This inflow was partly offset by tax payments of $3.4 billion.
Cash flow from investing activities for the second quarter 2025 was an outflow of $5.4 billion, and included cash capital expenditure of $5.8 billion. This outflow was partly offset by interest received of $0.5 billion.
Net debt and Gearing: At the end of the second quarter 2025, net debt was $43.2 billion, compared with $41.5 billion at the end of the first quarter 2025. This reflects free cash flow of $6.5 billion, more than offset by share buybacks of $3.5 billion, cash dividends paid to Shell plc shareholders of $2.1 billion, lease additions of $1.4 billion and interest payments of $1.2 billion. Gearing was 19.1% at the end of the second quarter 2025, compared with 18.7% at the end of the first quarter 2025, mainly driven by higher net debt.
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Shareholder distributions
Total shareholder distributions in the quarter amounted to $5.7 billion comprising repurchases of shares of $3.5 billion and cash dividends paid to Shell plc shareholders of $2.1 billion. Dividends to be paid to Shell plc shareholders for the second quarter 2025 amount to $0.3580 per share. Shell has now completed $3.5 billion of share buybacks announced in the first quarter 2025 results announcement. Today, Shell announces a share buyback programme of $3.5 billion which is expected to be completed by the third quarter 2025 results announcement.
Half Year Analysis1
Income attributable to Shell plc shareholders, compared with the first half 2024, reflected lower trading and optimisation margins, lower realised liquids and LNG prices, and lower refining and chemical margins, partly offset by lower operating expenses and favourable tax movements.
Our continued focus on performance, discipline and simplification has helped deliver $3.9 billion of pre-tax structural cost reductions3 since 2022. Of these reductions, $0.8 billion was delivered in the first half 2025.
First half 2025 income attributable to Shell plc shareholders also included impairment charges, a charge related to the UK Energy Profits Levy and favourable movements due to the fair value accounting of commodity derivatives. These items are included in identified items amounting to a net loss of $1.2 billion. This compares with identified items in the first half 2024 which amounted to a net loss of $3.3 billion.
Adjusted Earnings and Adjusted EBITDA2 for the first half 2025 were driven by the same factors as income attributable to Shell plc shareholders and adjusted for identified items and the cost of supplies adjustment of $0.3 billion.
Cash flow from operating activities for the first half 2025 was $21.2 billion, and primarily driven by Adjusted EBITDA. This inflow was partly offset by tax payments of $6.3 billion and working capital outflows of $3.0 billion.
Cash flow from investing activities for the first half 2025 was an outflow of $9.4 billion and included cash capital expenditure of $10.0 billion, and net other investing cash outflows of $0.9 billion, which included the drawdowns on loan facilities provided at completion of the sale of The Shell Petroleum Development Company of Nigeria Limited (SPDC) in Nigeria. These outflows were partly offset by interest received of $1.0 billion.
This Unaudited Condensed Interim Financial Report, together with supplementary financial and operational disclosure for this quarter, is available at www.shell.com/investors 4 .
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation, exploration well write-offs and depreciation, depletion and amortisation (DD&A) expenses.
3.Structural cost reductions describe decreases in underlying operating expenses as a result of operational efficiencies, divestments, workforce reductions and other cost-saving measures that are expected to be sustainable compared with 2022 levels.
4.Not incorporated by reference.
PORTFOLIO DEVELOPMENTS
Integrated Gas
In June 2025, we announced that the first cargo of liquefied natural gas (LNG) had left the LNG Canada facility on the west coast of Canada. Shell has a 40% working interest in the LNG Canada joint venture. Located in Kitimat, British Columbia, the facility will export LNG from two processing units or “trains” with a total capacity of 14 million tonnes per annum (mtpa).
Upstream
In May 2025, we completed the previously announced agreement to increase our working interest in the Shell-operated Ursa platform in the Gulf of America from 45.39% to 61.35%.
In May 2025, we announced the start of production at the floating production storage and offloading facility (FPSO) Alexandre de Gusmão in the Mero field in the Santos Basin offshore Brazil. The unitized Mero field is operated by Petrobras (38.6%), in partnership with Shell Brasil (19.3%), TotalEnergies (19.3%), CNPC (9.65%), CNOOC (9.65%) and Pré-Sal Petróleo S.A. (PPSA) (3.5%) representing the Government in the non-contracted area.
In May 2025, we signed an agreement to acquire a 12.5% interest in the OML 118 Production Sharing Contract (OML 118 PSC) from TotalEnergies EP Nigeria Limited. Upon completion, Shell's working interest in the OML 118 PSC is expected to increase from 55% to a maximum of 67.5%.

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Chemicals and Products
In April 2025, we completed the previously announced sale of our Energy and Chemicals Park in Singapore to CAPGC Pte. Ltd. (CAPGC), a joint venture between Chandra Asri Capital Pte. Ltd. and Glencore Asian Holdings Pte. Ltd.
In April 2025, we agreed to sell our 16.125% interest in Colonial Enterprises, Inc. (“Colonial”) to Colossus AcquireCo LLC, a wholly owned subsidiary of Brookfield Infrastructure Partners L.P. and its institutional partners (collectively, “Brookfield”), for $1.45 billion. The transaction is subject to regulatory approvals.
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PERFORMANCE BY SEGMENT
INTEGRATED GAS

Quarters				$ million		Half year
Q2 2025	Q1 2025	Q2 2024	%¹		Reference	2025	2024	%
1,838	2,789	2,454	-34	Income/(loss) for the period		4,627	5,215	-11
101	306	(220)		Of which: Identified items	A	407	(1,139)
1,737	2,483	2,675	-30	Adjusted Earnings	A	4,220	6,354	-34
3,875	4,735	5,039	-18	Adjusted EBITDA	A	8,610	11,175	-23
3,629	3,463	4,183	+5	Cash flow from operating activities	A	7,092	8,895	-20
1,196	1,116	1,151		Cash capital expenditure	C	2,313	2,192
129	126	137	+2	Liquids production available for sale (thousand b/d)		128	137	-7
4,545	4,644	4,885	-2	Natural gas production available for sale (million scf/d)		4,594	4,919	-7
913	927	980	-2	Total production available for sale (thousand boe/d)		920	986	-7
6.72	6.60	6.95	+2	LNG liquefaction volumes (million tonnes)		13.32	14.53	-8
17.77	16.49	16.41	+8	LNG sales volumes (million tonnes)		34.26	33.28	+3
1.Q2 on Q1 change
Integrated Gas includes liquefied natural gas (LNG), conversion of natural gas into gas-to-liquids (GTL) fuels and other products. It includes natural gas and liquids exploration and extraction, and the operation of the upstream and midstream infrastructure necessary to deliver these to market. Integrated Gas also includes the marketing, trading and optimisation of LNG.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the first quarter 2025, reflected the combined effect of lower contributions from trading and optimisation and lower realised prices (decrease of $589 million), and higher depreciation, depletion and amortisation expenses (increase of $162 million).
Identified items in the second quarter 2025 included favourable movements of $454 million due to the fair value accounting of commodity derivatives, partly offset by impairment charges of $423 million. These favourable movements and impairment charges compare with the first quarter 2025 which included favourable movements of $362 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative contracts are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the second quarter 2025 was primarily driven by Adjusted EBITDA, net cash inflows related to derivatives of $542 million and working capital inflows of $352 million. These inflows were partly offset by tax payments of $967 million.
Total oil and gas production, compared with the first quarter 2025, decreased by 2% mainly due to higher planned maintenance across the portfolio. LNG liquefaction volumes increased by 2% mainly due to ramp-up in Australia, following unplanned maintenance and weather constraints in the first quarter, partly offset by higher planned maintenance across the portfolio.
Half Year Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the first half 2024, reflected the combined effect of lower contributions from trading and optimisation and lower realised prices (decrease of $1,894 million), lower volumes (decrease of $373 million), and higher depreciation, depletion and amortisation expenses (increase of $120 million), partly offset by lower operating expenses (decrease of $107 million), and favourable deferred tax movements ($99 million).
Identified items in the first half 2025 included favourable movements of $817 million due to the fair value accounting of commodity derivatives, partly offset by impairment charges of $423 million. These favourable movements and charges are part
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of identified items and compare with the first half 2024 which included unfavourable movements of $985 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first half 2025 was primarily driven by Adjusted EBITDA, and net cash inflows related to derivatives of $1,084 million. These inflows were partly offset by tax payments of $1,741 million and working capital outflows of $335 million.
Total oil and gas production, compared with the first half 2024, decreased by 7% mainly due to higher maintenance across the portfolio and weather constraints in Australia. LNG liquefaction volumes decreased by 8% mainly due to higher maintenance across the portfolio.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation, exploration well write-offs and DD&A expenses.
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UPSTREAM

Quarters				$ million		Half year
Q2 2025	Q1 2025	Q2 2024	%¹		Reference	2025	2024	%
2,008	2,080	2,179	-3	Income/(loss) for the period		4,088	4,451	-8
276	(257)	(157)		Of which: Identified items	A	19	182
1,732	2,337	2,336	-26	Adjusted Earnings	A	4,068	4,270	-5
6,638	7,387	7,829	-10	Adjusted EBITDA	A	14,024	15,717	-11
6,500	3,945	5,739	+65	Cash flow from operating activities	A	10,445	11,466	-9
2,826	1,923	1,829		Cash capital expenditure	C	4,749	3,839
1,334	1,335	1,297	—	Liquids production available for sale (thousand b/d)		1,334	1,314	+2
2,310	3,020	2,818	-24	Natural gas production available for sale (million scf/d)		2,663	2,977	-11
1,732	1,855	1,783	-7	Total production available for sale (thousand boe/d)		1,793	1,828	-2
1.Q2 on Q1 change
The Upstream segment includes exploration and extraction of crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates the infrastructure necessary to deliver them to the market.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the first quarter 2025, reflected lower realised liquids and gas prices (decrease of $594 million) and higher depreciation, depletion and amortisation expenses (increase of $154 million), partly offset by higher volumes (increase of $112 million).
Identified items in the second quarter 2025 included gains of $350 million from disposal of assets. These favourable movements compare with the first quarter 2025 which included a charge of $509 million related to the UK Energy Profits Levy, partly offset by gains of $159 million from disposal of assets and gains of $95 million related to the impact of the strengthening Brazilian real on a deferred tax position.
Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the second quarter 2025 was primarily driven by Adjusted EBITDA, dividends (net of profits) from joint ventures and associates of $1,542 million and working capital inflows of $655 million. These inflows were partly offset by tax payments of $1,948 million.
Total production, compared with the first quarter 2025, decreased mainly due to the SPDC divestment and higher planned maintenance, partly offset by new oil production.
Half Year Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the first half 2024, reflected lower realised prices (decrease of $1,262 million) and the comparative unfavourable impact of gas storage effects (decrease of $499 million), partly offset by lower exploration well write-offs (decrease of $574 million), lower depreciation, depletion and amortisation expenses (decrease of $375 million), lower operating expenses (decrease of $245 million) and favourable tax movements ($143 million).

Identified items in the first half 2025 included gains of $509 million from disposal of assets and a gain of $168 million related to the impact of the strengthening Brazilian real on a deferred tax position, offset by a charge of $509 million related to the UK Energy Profits Levy. These favourable movements and charges compare with the first half 2024 which included gains of $599 million related to the impact of inflationary adjustments in Argentina on a deferred tax position, partly offset by a loss of $191 million related to the impact of the weakening Brazilian real on a deferred tax position and impairment charges of $169 million.
Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first half 2025 was primarily driven by Adjusted EBITDA and dividends (net of profits) from joint ventures and associates of $1,384 million. These inflows were partly offset by tax payments of $3,946 million.
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Total production, compared with the first half 2024, decreased mainly due to the SPDC divestment and field decline largely offset by new oil production.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation, exploration well write-offs and DD&A expenses.
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MARKETING

Quarters				$ million		Half year
Q2 2025	Q1 2025	Q2 2024	%¹		Reference	2025	2024	%
766	814	202	-6	Income/(loss) for the period		1,580	1,099	+44
(354)	(49)	(825)		Of which: Identified items	A	(402)	(832)
1,199	900	1,082	+33	Adjusted Earnings	A	2,100	1,863	+13
2,181	1,869	1,999	+17	Adjusted EBITDA	A	4,049	3,686	+10
2,718	1,907	1,958	+43	Cash flow from operating activities	A	4,625	3,277	+41
429	256	644		Cash capital expenditure	C	684	1,109
2,813	2,674	2,868	+5	Marketing sales volumes (thousand b/d)		2,744	2,816	-3
1.Q2 on Q1 change
The Marketing segment comprises the Mobility, Lubricants, and Sectors and Decarbonisation businesses. The Mobility business operates Shell’s retail network including electric vehicle charging services and the Wholesale commercial fuels business which provides fuels for transport and industry. The Lubricants business produces, markets and sells lubricants for road transport, and machinery used in manufacturing, mining, power generation, agriculture and construction. The Sectors and Decarbonisation business sells fuels, speciality products and services including low-carbon energy solutions to a broad range of commercial customers including the aviation, marine, and agricultural sectors.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the first quarter 2025, reflected higher Marketing margins (increase of $282 million) mainly due to higher Mobility unit margins and seasonal impact of higher volumes, stable Lubricants margins and Sectors and Decarbonisation margins, and favourable tax movements ($92 million). These net gains were partly offset by higher operating expenses (increase of $41 million).
Identified items in the second quarter 2025 included net impairment charges and reversals of $285 million, net losses of $44 million related to the sale of assets, and charges of $44 million related to redundancy and restructuring. These charges and net losses compare with the first quarter 2025 which included net losses of $61 million related to the sale of assets.
Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the second quarter 2025 was primarily driven by Adjusted EBITDA, inflows relating to the timing impact of payments related to emission certificates and biofuel programmes of $515 million, dividends (net of profits/losses) from joint ventures and associates of $161 million and working capital inflows of $67 million. These inflows were partly offset by tax payments of $132 million, and non-cash cost of supplies adjustment of $104 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the first quarter 2025, increased mainly due to seasonality.
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Half Year Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the first half 2024, reflected lower operating expenses (decrease of $199 million) and higher Marketing margins (increase of $71 million) including higher Mobility and Lubricants margins due to improved unit margins, partly offset by lower Sectors and Decarbonisation margins.
Identified items in the first half 2025 included net impairment charges and reversals of $278 million and net losses of $105 million related to sale of assets. These charges and net losses compare with the first half 2024 which included impairment charges of $786 million mainly relating to an asset in the Netherlands, charges of $65 million related to redundancy and restructuring, and net losses of $56 million related to the sale of assets, partly offset by favourable movements of $50 million relating to the fair value accounting of commodity derivatives.
Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first half 2025 was primarily driven by Adjusted EBITDA, inflows relating to the timing impact of payments related to emission certificates and biofuel programmes of $1,055 million, dividends (net of profits/losses) from joint ventures and associates of $365 million. These inflows were partly offset by tax payments of $306 million, working capital outflows of $277 million and non-cash cost of supplies adjustment of $156 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the first half 2024, decreased mainly in Mobility due to portfolio changes and in Sectors and Decarbonisation.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation and DD&A expenses.
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CHEMICALS AND PRODUCTS

Quarters				$ million		Half year
Q2 2025	Q1 2025	Q2 2024	%¹		Reference	2025	2024	%
(174)	(77)	545	-125	Income/(loss) for the period		(252)	1,856	-114
(51)	(581)	(499)		Of which: Identified items	A	(631)	(956)
118	449	1,085	-74	Adjusted Earnings	A	567	2,700	-79
864	1,410	2,242	-39	Adjusted EBITDA	A	2,274	5,068	-55
1,372	130	2,249	+956	Cash flow from operating activities	A	1,502	1,900	-21
775	458	638		Cash capital expenditure	C	1,233	1,138
1,156	1,362	1,429	-15	Refinery processing intake (thousand b/d)		1,258	1,429	-12
2,164	2,813	3,052	-23	Chemicals sales volumes (thousand tonnes)		4,977	5,934	-16
1.Q2 on Q1 change
The Chemicals and Products segment includes chemicals manufacturing plants with their own marketing network, and refineries which turn crude oil and other feedstocks into a range of oil products which are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the pipeline business, trading and optimisation of crude oil, oil products and petrochemicals, and Oil Sands activities (the extraction of bitumen from mined oil sands and its conversion into synthetic crude oil).
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the first quarter 2025, reflected lower Products margins (decrease of $450 million) mainly driven by lower margins from trading and optimisation, partly offset by higher refining margins. Adjusted Earnings also reflected lower Chemicals margins (decrease of $103 million). These net losses were partly offset by favourable tax movements ($96 million) and lower operating expenses (decrease of $58 million).
In the second quarter 2025, Chemicals had negative Adjusted Earnings of $192 million and Products had positive Adjusted Earnings of $310 million.
Identified items in the second quarter 2025 included impairment charges of $62 million. These charges compare with the first quarter 2025 which included impairment charges of $277 million and unfavourable movements of $202 million due to the fair value accounting of commodity derivatives that, as part of Shell's normal business, are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the second quarter 2025 was primarily driven by Adjusted EBITDA, inflows relating to the timing impact of payments relating to emission certificates and biofuel programmes of $367 million and working capital inflows of $383 million. These inflows were partly offset by non-cash cost of supplies adjustment of $333 million.
Refinery utilisation was 94% compared with 85% in the first quarter 2025, mainly due to lower planned and unplanned maintenance.
Chemicals manufacturing plant utilisation was 72% compared with 81% in the first quarter 2025, mainly due to higher planned maintenance, and unplanned maintenance mainly in Monaca.
Half Year Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the first half 2024, reflected lower Products margins (decrease of $1,960 million), driven mainly by lower margins from trading and optimisation and lower refining margins. Adjusted Earnings also reflected lower Chemicals margins (decrease of $415 million). These net losses were partly offset by lower operating expenses (decrease of $180 million) and favourable tax movements ($70 million).
Identified items in the first half 2025 included impairment charges of $339 million and unfavourable movements of $153 million due to the fair value accounting of commodity derivatives. These charges and unfavourable movements compare with the first half 2024 which included net impairment charges and reversals of $860 million mainly relating to assets in Singapore, and unfavourable movements of $163 million relating to the fair value accounting of commodity derivatives.
Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.
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In the first half 2025, Chemicals had negative Adjusted Earnings of $329 million and Products had positive Adjusted Earnings of $896 million.
Cash flow from operating activities for the first half 2025 was primarily driven by Adjusted EBITDA, inflows related to the timing impact of payments relating to emission certificates and biofuel programmes of $492 million, and dividends (net of profits) from joint ventures and associates of $124 million. These inflows were partly offset by working capital outflows of $698 million, net cash outflows relating to commodity derivatives of $504 million, and non-cash cost of supplies adjustment of $266 million.
Refinery utilisation was 89% compared with 92% in the first half 2024, mainly due to higher planned and unplanned maintenance.
Chemicals manufacturing plant utilisation was 77%, at the same level as in the first half 2024.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation and DD&A expenses.
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RENEWABLES AND ENERGY SOLUTIONS

Quarters				$ million		Half year
Q2 2025	Q1 2025	Q2 2024	%¹		Reference	2025	2024	%
(254)	(247)	(75)	-3	Income/(loss) for the period		(501)	478	-205
(245)	(205)	112		Of which: Identified items	A	(450)	501
(9)	(42)	(187)	+78	Adjusted Earnings	A	(51)	(24)	-116
102	111	(91)	-8	Adjusted EBITDA	A	213	175	+21
1	367	847	-100	Cash flow from operating activities	A	368	3,313	-89
555	403	425		Cash capital expenditure	C	958	863
70	76	74	-9	External power sales (terawatt hours)[2]		146	151	-3
132	184	148	-28	Sales of pipeline gas to end-use customers (terawatt hours)[3]		315	338	-7
1.Q2 on Q1 change
2.Physical power sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders.
3.Physical natural gas sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders. Excluding sales of natural gas by other segments and LNG sales.
Renewables and Energy Solutions includes activities such as renewable power generation, the marketing and trading and optimisation of power and pipeline gas, as well as carbon credits, and digitally enabled customer solutions. It also includes the production and marketing of hydrogen, development of commercial carbon capture and storage hubs, investment in nature-based projects that avoid or reduce carbon emissions, and Shell Ventures, which invests in companies that work to accelerate the energy and mobility transformation.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the first quarter 2025, reflected lower operating expenses (decrease of $54 million) and favourable tax movements ($33 million), partly offset by lower margins (decrease of $56 million).
Most Renewables and Energy Solutions activities were loss-making in the second quarter 2025, which was partly offset by positive Adjusted Earnings from trading and optimisation.
Identified items in the second quarter 2025 included unfavourable movements of $217 million due to the fair value accounting of commodity derivatives and impairment charges of $136 million, partly offset by gains of $108 million on sales of assets. These charges and favourable movements compare with the first quarter 2025 which included a loss of $143 million related to the disposal of assets. As part of Shell's normal business, commodity derivative contracts are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the second quarter 2025 was primarily driven by Adjusted EBITDA. This inflow was offset by working capital outflows of $128 million.
Half Year Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the first half 2024, reflected lower margins (decrease of $140 million), mainly from trading and optimisation, partly offset by lower operating expenses (decrease of $115 million).
Most Renewables and Energy Solutions activities were loss-making for the first half 2025, which was partly offset by positive Adjusted Earnings from trading and optimisation.
Identified items in the first half 2025 included unfavourable movements of $196 million relating to the fair value accounting of commodity derivatives and impairment losses of $167 million. These net charges compare with the first half 2024 which included favourable movements of $529 million relating to the fair value accounting of commodity derivatives, partly offset by net impairment charges and reversals of $78 million. As part of Shell's normal business, commodity derivative contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted EBITDA2 was driven by the same factors as Adjusted Earnings.

Shell plc            Unaudited Condensed Interim Financial Report            13

Cash flow from operating activities for the first half 2025 was primarily driven by working capital inflows of $252 million and Adjusted EBITDA. These inflows were partly offset by net cash outflows related to derivatives of $235 million.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation and DD&A expenses.
Additional Growth Measures

Quarters					Half year
Q2 2025	Q1 2025	Q2 2024	%¹		2025	2024	%
				Renewable power generation capacity (gigawatt):
3.9	3.5	3.3	+10	– In operation[2]	3.9	3.3	+16
3.8	4.0	3.8	-5	– Under construction and/or committed for sale[3]	3.8	3.8	-1
1.Q2 on Q1 change
2.Shell's equity share of renewable generation capacity post commercial operation date. It excludes Shell's equity share of associates where information cannot be obtained.
3.Shell's equity share of renewable generation capacity under construction and/or committed for sale under long-term offtake agreements (PPA). It excludes Shell's equity share of associates where information cannot be obtained.
Shell plc            Unaudited Condensed Interim Financial Report            14

CORPORATE

Quarters			$ million		Half year
Q2 2025	Q1 2025	Q2 2024		Reference	2025	2024
(539)	(483)	(1,656)	Income/(loss) for the period		(1,022)	(2,010)
(77)	(26)	(1,080)	Of which: Identified items	A	(102)	(1,066)
(463)	(457)	(576)	Adjusted Earnings	A	(920)	(944)
(346)	(261)	(213)	Adjusted EBITDA	A	(607)	(304)
(2,283)	(531)	(1,468)	Cash flow from operating activities	A	(2,814)	(2,013)
The Corporate segment covers the non-operating activities supporting Shell. It comprises Shell’s holdings and treasury organisation, headquarters and central functions, self-insurance activities and centrally managed longer-term innovation portfolio. All finance expense, income and related taxes are included in Corporate Adjusted Earnings rather than in the earnings of business segments.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the first quarter 2025, reflected unfavourable tax movements and unfavourable currency exchange rate effects, partly offset by favourable net interest movements.
Adjusted EBITDA2 was mainly driven by unfavourable currency exchange rate effects.
Cash flow from operating activities for the second quarter 2025 was primarily driven by working capital outflows of $1,715 million, which included a reduction in joint venture deposits, and Adjusted EBITDA.
Half Year Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings, compared with the first half 2024, were primarily driven by favourable tax movements, partly offset by unfavourable currency exchange rate effects and unfavourable net interest movements.
Identified items in the first half 2024 included reclassifications from equity to profit and loss of cumulative currency translation differences related to funding structures resulting in unfavourable movements of $1,122 million. These currency translation differences were previously recognised in other comprehensive income and accumulated in equity as part of accumulated other comprehensive income.
Adjusted EBITDA2 was mainly driven by unfavourable currency exchange rate effects.
Cash flow from operating activities for the first half 2025 was primarily driven by working capital outflows of $1,734 million, which included a reduction in joint venture deposits, and Adjusted EBITDA.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation and DD&A expenses.
OUTLOOK FOR THE THIRD QUARTER 2025
Full year 2024 cash capital expenditure was $21 billion. Our cash capital expenditure range for the full year 2025 is expected to be within $20 - $22 billion.
Integrated Gas production is expected to be approximately 910 - 970 thousand boe/d. LNG liquefaction volumes are expected to be approximately 6.7 - 7.3 million tonnes.
Upstream production is expected to be approximately 1,700 - 1,900 thousand boe/d.
Marketing sales volumes are expected to be approximately 2,600 - 3,100 thousand b/d.
Refinery utilisation is expected to be approximately 88% - 96%. Chemicals manufacturing plant utilisation is expected to be approximately 78% - 86%.
Corporate Adjusted Earnings1 were a net expense of $463 million for the second quarter 2025. Corporate Adjusted Earnings are expected to be a net expense of approximately $500 - $700 million in the third quarter 2025.
1.For the definition of Adjusted Earnings and the most comparable GAAP measure see Reference A.
Shell plc            Unaudited Condensed Interim Financial Report            15

FORTHCOMING EVENTS

Date	Event
October 30, 2025	Third quarter 2025 results and dividends
Shell plc            Unaudited Condensed Interim Financial Report            16

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Half year
Q2 2025	Q1 2025	Q2 2024		2025	2024
65,406	69,234	74,463	Revenue[1]	134,640	146,942
712	615	898	Share of profit/(loss) of joint ventures and associates	1,327	2,216
326	302	(305)	Interest and other income/(expenses)[2]	628	602
66,443	70,152	75,057	Total revenue and other income/(expenses)	136,596	149,760
44,099	45,849	49,417	Purchases	89,948	96,284
4,909	5,549	5,593	Production and manufacturing expenses	10,459	11,403
3,077	2,840	3,094	Selling, distribution and administrative expenses	5,917	6,069
278	185	263	Research and development	464	475
360	210	496	Exploration	569	1,246
6,670	5,441	7,555	Depreciation, depletion and amortisation[2]	12,111	13,436
1,075	1,120	1,235	Interest expense	2,194	2,399
60,468	61,194	67,653	Total expenditure	121,662	131,312
5,975	8,959	7,404	Income/(loss) before taxation	14,934	18,447
2,332	4,083	3,754	Taxation charge/(credit)[2]	6,415	7,358
3,644	4,875	3,650	Income/(loss) for the period	8,519	11,089
43	95	133	Income/(loss) attributable to non-controlling interest	138	215
3,601	4,780	3,517	Income/(loss) attributable to Shell plc shareholders	8,381	10,874
0.61	0.79	0.55	Basic earnings per share ($)[3]	1.40	1.70
0.60	0.79	0.55	Diluted earnings per share ($)[3]	1.39	1.68
1.    See Note 2 “Segment information”.
2.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
3    See Note 3 “Earnings per share”.
Shell plc            Unaudited Condensed Interim Financial Report            17

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Half year
Q2 2025	Q1 2025	Q2 2024		2025	2024
3,644	4,875	3,650	Income/(loss) for the period	8,519	11,089
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
4,127	1,711	698	– Currency translation differences[1]	5,837	(1,296)
7	6	(12)	– Debt instruments remeasurements	14	(19)
(109)	(25)	14	– Cash flow hedging gains/(losses)	(135)	67
5	(42)	(6)	– Deferred cost of hedging	(37)	(20)
113	74	(50)	– Share of other comprehensive income/(loss) of joint ventures and associates	187	(62)
4,143	1,723	644	Total	5,866	(1,330)
			Items that are not reclassified to income in later periods:
158	306	310	– Retirement benefits remeasurements	465	749
(8)	(16)	(81)	– Equity instruments remeasurements	(24)	(3)
(23)	(36)	44	– Share of other comprehensive income/(loss) of joint ventures and associates	(59)	55
128	254	273	Total	381	801
4,270	1,977	917	Other comprehensive income/(loss) for the period	6,248	(529)
7,914	6,852	4,567	Comprehensive income/(loss) for the period	14,767	10,560
122	105	123	Comprehensive income/(loss) attributable to non-controlling interest	227	180
7,792	6,748	4,443	Comprehensive income/(loss) attributable to Shell plc shareholders	14,540	10,381
1.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.

Shell plc            Unaudited Condensed Interim Financial Report            18

CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	June 30, 2025	December 31, 2024
Assets
Non-current assets
Goodwill	16,332	16,032
Other intangible assets	11,338	9,480
Property, plant and equipment	186,461	185,219
Joint ventures and associates	23,456	23,445
Investments in securities	2,225	2,255
Deferred tax	7,524	6,857
Retirement benefits	10,980	10,003
Trade and other receivables	7,315	6,018
Derivative financial instruments[1]	692	374
	266,323	259,683
Current assets
Inventories	23,283	23,426
Trade and other receivables	45,570	45,860
Derivative financial instruments[1]	9,443	9,673
Cash and cash equivalents	32,682	39,110
	110,978	118,069
Assets classified as held for sale[2]	10,619	9,857
	121,597	127,926
Total assets	387,920	387,609
Liabilities
Non-current liabilities
Debt	65,218	65,448
Trade and other payables	5,876	3,290
Derivative financial instruments[1]	1,037	2,185
Deferred tax	12,921	13,505
Retirement benefits	6,983	6,752
Decommissioning and other provisions	20,777	21,227
	112,813	112,407
Current liabilities
Debt	10,457	11,630
Trade and other payables	58,379	60,693
Derivative financial instruments[1]	6,451	7,391
Income taxes payable	3,642	4,648
Decommissioning and other provisions	5,234	4,469
	84,164	88,831
Liabilities directly associated with assets classified as held for sale[2]	7,856	6,203
	92,020	95,034
Total liabilities	204,832	207,441
Equity attributable to Shell plc shareholders	181,137	178,307
Non-controlling interest	1,951	1,861
Total equity	183,088	180,168
Total liabilities and equity	387,920	387,609
1.    See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.
2. See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.

Shell plc            Unaudited Condensed Interim Financial Report            19

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2025	510	(803)	19,766	158,834	178,307	1,861	180,168
Comprehensive income/(loss) for the period	—	—	6,159	8,381	14,540	227	14,767
Transfer from other comprehensive income	—	—	18	(18)	—	—	—
Dividends³	—	—	—	(4,302)	(4,302)	(113)	(4,415)
Repurchases of shares[4]	(17)	—	17	(7,038)	(7,038)	—	(7,038)
Share-based compensation	—	516	(486)	(426)	(396)	—	(396)
Other changes	—	—	—	29	29	(24)	5
At June 30, 2025	493	(288)	25,473	155,458	181,137	1,951	183,088
At January 1, 2024	544	(997)	21,145	165,915	186,607	1,755	188,362
Comprehensive income/(loss) for the period	—	—	(494)	10,874	10,381	180	10,560
Transfer from other comprehensive income	—	—	170	(170)	—	—	—
Dividends[3]	—	—	—	(4,387)	(4,387)	(150)	(4,537)
Repurchases of shares[4]	(17)	—	17	(7,020)	(7,020)	—	(7,020)
Share-based compensation	—	544	(213)	(406)	(76)	—	(76)
Other changes	—	—	—	(96)	(96)	(1)	(98)
At June 30, 2024	528	(454)	20,625	164,709	185,407	1,783	187,190
1.    See Note 4 “Share capital”.
2.    See Note 5 “Other reserves”.
3.    The amount charged to retained earnings is based on prevailing exchange rates on payment date.
4.     Includes shares committed to repurchase under an irrevocable contract and repurchases subject to settlement at the end of the quarter.

Shell plc            Unaudited Condensed Interim Financial Report            20

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Half year
Q2 2025	Q1 2025	Q2 2024		2025	2024
5,975	8,959	7,404	Income before taxation for the period	14,934	18,447
			Adjustment for:
515	636	619	– Interest expense (net)	1,151	1,195
6,670	5,441	7,555	– Depreciation, depletion and amortisation[1]	12,111	13,436
206	28	269	– Exploration well write-offs	234	823
(128)	127	(143)	– Net (gains)/losses on sale and revaluation of non-current assets and businesses	(1)	(154)
(712)	(615)	(898)	– Share of (profit)/loss of joint ventures and associates	(1,327)	(2,216)
2,361	523	792	– Dividends received from joint ventures and associates[1]	2,884	1,530
(27)	854	(954)	– (Increase)/decrease in inventories	827	(1,562)
3,635	(2,610)	1,965	– (Increase)/decrease in current receivables	1,025	1,770
(3,994)	(907)	(1,269)	– Increase/(decrease) in current payables	(4,901)	(3,218)
626	(244)	253	– Derivative financial instruments	381	1,638
(17)	(100)	(332)	– Retirement benefits	(118)	(392)
(425)	(480)	(332)	– Decommissioning and other provisions	(906)	(931)
684	570	2,027	– Other[1]	1,254	2,536
(3,432)	(2,900)	(3,448)	Tax paid	(6,331)	(6,064)
11,937	9,281	13,508	Cash flow from operating activities	21,218	26,838
(5,393)	(3,748)	(4,445)	Capital expenditure	(9,141)	(8,424)
(406)	(413)	(261)	Investments in joint ventures and associates	(819)	(761)
(17)	(15)	(13)	Investments in equity securities	(32)	(25)
(5,817)	(4,175)	(4,719)	Cash capital expenditure	(9,993)	(9,211)
(57)	559	710	Proceeds from sale of property, plant and equipment and businesses[1]	502	1,033
1	33	57	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	34	190
19	5	2	Proceeds from sale of equity securities	24	570
508	508	648	Interest received	1,016	1,224
360	506	883	Other investing cash inflows	866	1,740
(420)	(1,394)	(920)	Other investing cash outflows	(1,814)	(2,414)
(5,406)	(3,959)	(3,338)	Cash flow from investing activities	(9,365)	(6,866)
(208)	80	(179)	Net increase/(decrease) in debt with maturity period within three months	(127)	(286)
			Other debt:
180	139	132	– New borrowings	319	299
(4,075)	(2,514)	(4,154)	– Repayments	(6,589)	(5,686)
(1,212)	(846)	(1,287)	Interest paid	(2,059)	(2,198)
896	326	(115)	Derivative financial instruments	1,222	(412)
—	(25)	(1)	Change in non-controlling interest	(25)	(5)
			Cash dividends paid to:
(2,122)	(2,179)	(2,177)	– Shell plc shareholders	(4,300)	(4,387)
(27)	(86)	(82)	– Non-controlling interest	(113)	(150)
(3,533)	(3,311)	(3,958)	Repurchases of shares	(6,844)	(6,782)
(5)	(768)	(24)	Shares held in trust: net sales/(purchases) and dividends received	(773)	(486)
(10,106)	(9,183)	(11,846)	Cash flow from financing activities	(19,289)	(20,094)
655	353	(126)	Effects of exchange rate changes on cash and cash equivalents	1,008	(505)
(2,919)	(3,509)	(1,801)	Increase/(decrease) in cash and cash equivalents	(6,428)	(627)
35,601	39,110	39,949	Cash and cash equivalents at beginning of period	39,110	38,774
32,682	35,601	38,148	Cash and cash equivalents at end of period	32,682	38,148
1. See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
Shell plc            Unaudited Condensed Interim Financial Report            21

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Interim Financial Statements of Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and adopted by the UK, and on the basis of the same accounting principles as those used in the Company's Annual Report and Accounts (pages 240 to 312) for the year ended December 31, 2024, as filed with the Registrar of Companies for England and Wales and as filed with the Autoriteit Financiële Markten (the Netherlands) and Amendment No. 1 to Form 20-F ("Form 20-F/A") (pages 10 to 83) for the year ended December 31, 2024, as filed with the US Securities and Exchange Commission, and should be read in conjunction with these filings.
The financial information presented in the unaudited Condensed Consolidated Interim Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2024, were published in Shell's Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales. The auditor's report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.
Going Concern
These unaudited Condensed Consolidated Interim Financial Statements have been prepared on the going concern basis of accounting. In assessing the appropriateness of the going concern assumption over the period to December 31, 2026 (the ‘going concern period’), management have stress-tested Shell’s most recent financial projections to incorporate a range of potential future outcomes by considering Shell’s principal risks, potential downside pressures on commodity prices and long-term demand, and cash preservation measures, including reduced cash capital expenditure and shareholder distributions. This assessment confirmed that Shell has adequate cash, other liquid resources and undrawn credit facilities to enable it to meet its obligations as they fall due in order to continue its operations during the going concern period. Therefore, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing these unaudited Condensed Consolidated Interim Financial Statements.
Key accounting considerations, significant judgements and estimates
Future commodity price assumptions, which represent a significant estimate, were subject to change in the second quarter 2025 (See Note 7). Noting continued volatility in markets, price assumptions remain under review.

The discount rates applied for impairment testing and the discount rate applied to provisions are reviewed on a regular basis. Both discount rates applied in the first half year 2025 remain unchanged compared with 2024.

2.    Segment information
With effect from January 1, 2025, segment earnings are presented on an Adjusted Earnings basis (Adjusted Earnings), which is the earnings measure used by the Chief Executive Officer, who serves as the Chief Operating Decision Maker, for the purposes of making decisions about allocating resources and assessing performance. This aligns with Shell's focus on performance, discipline and simplification.
The Adjusted Earnings measure is presented on a current cost of supplies (CCS) basis and aims to facilitate a comparative understanding of Shell's financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. Identified items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell's financial results from period to period.
The segment earnings measure used until December 31, 2024 was CCS earnings. The difference between CCS earnings and Adjusted Earnings are the identified items. Comparative periods are presented below on an Adjusted Earnings basis.

Shell plc            Unaudited Condensed Interim Financial Report            22

ADJUSTED EARNINGS BY SEGMENT

Q2 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							3,601
Income/(loss) attributable to non-controlling interest							43
Income/(loss) for the period	1,838	2,008	766	(174)	(254)	(539)	3,644
Add: Current cost of supplies adjustment before taxation			104	333			436
Add: Tax on current cost of supplies adjustment			(24)	(91)			(115)
Less: Identified items before taxation	(102)	271	(460)	(64)	(300)	(63)	(717)
Add: Tax on identified items	(203)	(5)	(106)	(13)	(55)	14	(369)
Adjusted Earnings	1,737	1,732	1,199	118	(9)	(463)	4,314
Adjusted Earnings attributable to Shell plc shareholders							4,264
Adjusted Earnings attributable to non-controlling interest							50

Q1 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							4,780
Income/(loss) attributable to non-controlling interest							95
Income/(loss) for the period	2,789	2,080	814	(77)	(247)	(483)	4,875
Add: Current cost of supplies adjustment before taxation			52	(67)			(15)
Add: Tax on current cost of supplies adjustment			(14)	12			(2)
Less: Identified items before taxation	348	121	(44)	(679)	(260)	4	(510)
Add: Tax on identified items	43	378	4	(99)	(54)	29	301
Adjusted Earnings	2,483	2,337	900	449	(42)	(457)	5,670
Adjusted Earnings attributable to Shell plc shareholders							5,577
Adjusted Earnings attributable to non-controlling interest							94

Shell plc            Unaudited Condensed Interim Financial Report            23

Q2 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							3,517
Income/(loss) attributable to non-controlling interest							133
Income/(loss) for the period	2,454	2,179	202	545	(75)	(1,656)	3,650
Add: Current cost of supplies adjustment before taxation			74	59			133
Add: Tax on current cost of supplies adjustment			(19)	(17)			(36)
Less: Identified items before taxation	(260)	(215)	(1,111)	(333)	198	(1,105)	(2,826)
Add: Tax on identified items	(40)	(58)	(286)	165	87	(25)	(157)
Adjusted Earnings	2,675	2,336	1,082	1,085	(187)	(576)	6,415
Adjusted Earnings attributable to Shell plc shareholders							6,293
Adjusted Earnings attributable to non-controlling interest							122

Half year 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							8,381
Income/(loss) attributable to non-controlling interest							138
Income/(loss) for the period	4,627	4,088	1,580	(252)	(501)	(1,022)	8,519
Add: Current cost of supplies adjustment before taxation			156	266			422
Add: Tax on current cost of supplies adjustment			(38)	(79)			(116)
Less: Identified items before taxation	246	392	(504)	(743)	(559)	(59)	(1,227)
Add: Tax on identified items	(160)	373	(102)	(111)	(110)	43	(68)
Adjusted Earnings	4,220	4,068	2,100	567	(51)	(920)	9,984
Adjusted Earnings attributable to Shell plc shareholders							9,841
Adjusted Earnings attributable to non-controlling interest							144
Shell plc            Unaudited Condensed Interim Financial Report            24

Half year 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							10,874
Income/(loss) attributable to non-controlling interest							215
Income/(loss) for the period	5,215	4,451	1,099	1,856	478	(2,010)	11,089
Add: Current cost of supplies adjustment before taxation			(79)	(148)			(227)
Add: Tax on current cost of supplies adjustment			11	37			48
Less: Identified items before taxation	(1,336)	(261)	(1,123)	(908)	668	(1,111)	(4,070)
Add: Tax on identified items	(197)	(443)	(290)	48	167	(45)	(761)
Adjusted Earnings	6,354	4,270	1,863	2,700	(24)	(944)	14,219
Adjusted Earnings attributable to Shell plc shareholders							14,027
Adjusted Earnings attributable to non-controlling interest							192

CASH CAPITAL EXPENDITURE BY SEGMENT
Cash capital expenditure is a measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

Q2 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	988	2,774	427	704	468	32	5,393
Add: Investments in joint ventures and associates	209	52	1	71	72	1	406
Add: Investment in equity securities	—	—	—	—	16	2	17
Cash capital expenditure	1,196	2,826	429	775	555	36	5,817

Q1 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	943	1,727	252	451	358	17	3,748
Add: Investments in joint ventures and associates	174	197	4	7	30	1	413
Add: Investments in equity securities	—	—	—	—	14	—	15
Cash capital expenditure	1,116	1,923	256	458	403	19	4,175

Shell plc            Unaudited Condensed Interim Financial Report            25

Q2 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	1,024	1,769	644	601	377	30	4,445
Add: Investments in joint ventures and associates	127	60	—	37	35	1	261
Add: Investments in equity securities	—	—	—	—	13	—	13
Cash Capital expenditure	1,151	1,829	644	638	425	32	4,719

Half year 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	1,930	4,501	679	1,155	826	49	9,141
Add: Investments in joint ventures and associates	383	248	5	78	102	3	819
Add: Investment in equity securities	—	—	—	—	30	2	32
Cash capital expenditure	2,313	4,749	684	1,233	958	54	9,993

Half year 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	1,882	3,535	1,071	1,074	797	64	8,424
Add: Investments in joint ventures and associates	310	304	38	63	43	2	761
Add: Investments in equity securities	—	—	—	—	22	3	25
Cash capital expenditure	2,192	3,839	1,109	1,138	863	69	9,211

REVENUE BY SEGMENT

Third-party revenue includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives.

Q2 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party	9,576	1,193	28,241	18,388	7,996	12	65,406
Inter-segment	2,412	8,502	2,177	8,775	835	—	22,701

Q1 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party	9,602	1,510	27,083	21,610	9,417	12	69,234
Inter-segment	2,675	9,854	1,849	8,255	1,164	—	23,797

Shell plc            Unaudited Condensed Interim Financial Report            26

Q2 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party	9,052	1,590	32,005	24,583	7,222	11	74,463
Inter-segment	2,157	10,102	1,363	9,849	957	—	24,428

Half year 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party	19,179	2,703	55,324	39,998	17,413	23	134,640
Inter-segment	5,086	18,356	4,026	17,030	1,999	—	46,498

Half year 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party	18,247	3,349	62,045	48,319	14,959	22	146,942
Inter-segment	4,560	20,390	2,718	20,161	1,962	—	49,791

Shell plc            Unaudited Condensed Interim Financial Report            27

Identified items
The objective of identified items is to remove material impacts on net income/loss arising from transactions which are generally uncontrollable and unusual (infrequent or non-recurring) in nature or giving rise to a mismatch between accounting and economic results, or certain transactions that are generally excluded from underlying results in the industry.

Identified items comprise: divestment gains and losses, impairments and impairment reversals, redundancy and restructuring, fair value accounting of commodity derivatives and certain gas contracts that gives rise to a mismatch between accounting and economic results, the impact of exchange rate movements and inflationary adjustments on certain deferred tax balances, and other items.

Q2 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	63	344	(56)	(9)	119	(4)	457
Impairment reversals/(impairments)	(672)	(3)	(370)	(78)	(138)	—	(1,261)
Redundancy and restructuring	(7)	(6)	(57)	(37)	(1)	(12)	(119)
Fair value accounting of commodity derivatives and certain gas contracts[1]	514	1	23	61	(280)	—	319
Other[2]	—	(65)	—	(1)	—	(47)	(113)
Total identified items included in Income/(loss) before taxation	(102)	271	(460)	(64)	(300)	(63)	(717)
Less: Total identified items included in Taxation charge/(credit)	(203)	(5)	(106)	(13)	(55)	14	(369)
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	54	350	(44)	(7)	108	(3)	458
Impairment reversals/(impairments)	(423)	(2)	(285)	(62)	(136)	—	(908)
Redundancy and restructuring	(4)	(2)	(44)	(29)	—	(8)	(88)
Fair value accounting of commodity derivatives and certain gas contracts[1]	454	—	19	49	(217)	—	307
Impact of exchange rate movements and inflationary adjustments on tax balances[3]	20	22	—	—	—	(19)	23
Other[2]	—	(92)	—	(1)	—	(47)	(139)
Impact on Adjusted Earnings	101	276	(354)	(51)	(245)	(77)	(348)
Impact on Adjusted Earnings attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on Adjusted Earnings attributable to Shell plc shareholders	101	276	(354)	(51)	(245)	(77)	(348)
1.Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
2.Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period.
3.Impact of exchange rate movements and inflationary adjustments on tax balances represents the impact on tax balances of exchange rate movements and inflationary adjustments arising on: (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as recognised tax losses (this primarily impacts the Integrated Gas and Upstream segments); and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).
Shell plc            Unaudited Condensed Interim Financial Report            28

Q1 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	(1)	154	(57)	(15)	(187)	—	(106)
Impairment reversals/(impairments)	—	(21)	10	(293)	(38)	—	(341)
Redundancy and restructuring	(1)	(15)	(9)	(13)	(9)	4	(44)
Fair value accounting of commodity derivatives and certain gas contracts[1]	420	(1)	12	(258)	20	—	194
Other[1]	(70)	4	—	(101)	(46)	—	(212)
Total identified items included in Income/(loss) before taxation	348	121	(44)	(679)	(260)	4	(510)
Less: Total identified items included in Taxation charge/(credit)	43	378	4	(99)	(54)	29	301
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	—	8	(61)	(12)	(143)	—	(208)
Impairment reversals/(impairments)	—	(15)	6	(277)	(31)	—	(317)
Redundancy and restructuring	(1)	(5)	(1)	(12)	(7)	2	(24)
Fair value accounting of commodity derivatives and certain gas contracts[1]	362	—	7	(202)	20	—	187
Impact of exchange rate movements and inflationary adjustments on tax balances[1]	4	132	—	—	—	(28)	108
Other[1]	(59)	(377)	—	(77)	(45)	—	(558)
Impact on Adjusted Earnings	306	(257)	(49)	(581)	(205)	(26)	(811)
Impact on Adjusted Earnings attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on Adjusted Earnings attributable to Shell plc shareholders	306	(257)	(49)	(581)	(205)	(26)	(811)
1.For a detailed description, see the corresponding footnotes to the Q2 2025 identified items table above.
Shell plc            Unaudited Condensed Interim Financial Report            29

Q2 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	2	131	(60)	(8)	79	—	143
Impairment reversals/(impairments)	(18)	(80)	(1,055)	(619)	(161)	—	(1,932)
Redundancy and restructuring	(9)	(56)	(69)	(30)	(45)	(2)	(211)
Fair value accounting of commodity derivatives and certain gas contracts[1]	(102)	(29)	63	211	318	—	461
Other[1,2]	(133)	(181)	10	113	7	(1,103)	(1,287)
Total identified items included in Income/(loss) before taxation	(260)	(215)	(1,111)	(333)	198	(1,105)	(2,826)
Less: Total identified items included in Taxation charge/(credit)	(40)	(58)	(286)	165	87	(25)	(157)
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	1	114	(45)	(6)	71	—	135
Impairment reversals/(impairments)	(15)	(67)	(783)	(708)	(155)	—	(1,728)
Redundancy and restructuring	(6)	(33)	(50)	(23)	(33)	(1)	(147)
Fair value accounting of commodity derivatives and certain gas contracts[1]	(98)	(7)	45	156	223	—	319
Impact of exchange rate movements and inflationary adjustments on tax balances[1]	10	(4)	—	—	—	43	49
Other[1,2]	(113)	(160)	7	83	5	(1,122)	(1,298)
Impact on Adjusted Earnings	(220)	(157)	(825)	(499)	112	(1,080)	(2,669)
Impact on Adjusted Earnings attributable to non-controlling interest	—	—	—	18	—	—	18
Impact on Adjusted Earnings attributable to Shell plc shareholders	(220)	(157)	(825)	(517)	112	(1,080)	(2,687)
1.For a detailed description, see the corresponding footnotes to the Q2 2025 identified items table above.
2.Corporate includes reclassifications from equity to profit and loss of cumulative currency translation differences related to funding structures resulting in unfavourable movements of $1,122 million. These currency translation differences were previously recognised in other comprehensive income and accumulated in equity as part of accumulated other comprehensive income.

Shell plc            Unaudited Condensed Interim Financial Report            30

Half year 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	62	498	(113)	(24)	(68)	(4)	351
Impairment reversals/(impairments)	(672)	(24)	(360)	(371)	(176)	—	(1,602)
Redundancy and restructuring	(8)	(21)	(66)	(50)	(10)	(9)	(164)
Fair value accounting of commodity derivatives and certain gas contracts[1]	934	—	35	(196)	(260)	—	512
Other[1]	(70)	(61)	—	(102)	(46)	(47)	(325)
Total identified items included in Income/(loss) before taxation	246	392	(504)	(743)	(559)	(59)	(1,227)
Less: Total identified items included in Taxation charge/(credit)	(160)	373	(102)	(111)	(110)	43	(68)
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	53	358	(105)	(19)	(35)	(3)	250
Impairment reversals/(impairments)	(423)	(17)	(278)	(339)	(167)	—	(1,225)
Redundancy and restructuring	(5)	(7)	(45)	(42)	(7)	(6)	(112)
Fair value accounting of commodity derivatives and certain gas contracts[1]	817	—	26	(153)	(196)	—	494
Impact of exchange rate movements and inflationary adjustments on tax balances[1]	24	154	—	—	—	(47)	131
Other[1]	(59)	(469)	—	(78)	(45)	(47)	(697)
Impact on Adjusted Earnings	407	19	(402)	(631)	(450)	(102)	(1,160)
Impact on Adjusted Earnings attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on Adjusted Earnings attributable to Shell plc shareholders	407	19	(402)	(631)	(450)	(102)	(1,160)
1.For a detailed description, see the corresponding footnotes to the Q2 2025 identified items table above.

Shell plc            Unaudited Condensed Interim Financial Report            31

Half year 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	(1)	158	(75)	(17)	89	—	154
Impairment reversals/(impairments)	(26)	(176)	(1,059)	(797)	(102)	—	(2,159)
Redundancy and restructuring	(10)	(69)	(90)	(49)	(60)	(7)	(284)
Fair value accounting of commodity derivatives and certain gas contracts[1]	(1,169)	(31)	69	(205)	717	—	(619)
Other[1,2]	(129)	(143)	33	158	24	(1,103)	(1,161)
Total identified items included in Income/(loss) before taxation	(1,336)	(261)	(1,123)	(908)	668	(1,111)	(4,070)
Less: Total identified items included in Taxation charge/(credit)	(197)	(443)	(290)	48	167	(45)	(761)
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	—	124	(56)	(13)	77	—	131
Impairment reversals/(impairments)	(20)	(169)	(786)	(860)	(78)	—	(1,914)
Redundancy and restructuring	(6)	(42)	(65)	(37)	(44)	(5)	(200)
Fair value accounting of commodity derivatives and certain gas contracts[1]	(985)	(8)	50	(163)	529	—	(576)
Impact of exchange rate movements and inflationary adjustments on tax balances[1]	(17)	408	—	—	—	61	452
Other[1,2]	(110)	(131)	25	118	18	(1,122)	(1,202)
Impact on Adjusted Earnings	(1,139)	182	(832)	(956)	501	(1,066)	(3,310)
Impact on Adjusted Earnings attributable to non-controlling interest	—	—	—	18	—	—	18
Impact on adjusted earnings attributable to Shell plc shareholders	(1,139)	182	(832)	(974)	501	(1,066)	(3,328)
1.For a detailed description, see the corresponding footnotes to the Q2 2025 identified items table above.
2.Corporate includes reclassifications from equity to profit and loss of cumulative currency translation differences related to funding structures resulting in unfavourable movements of $1,122 million. These currency translation differences were previously recognised in other comprehensive income and accumulated in equity as part of accumulated other comprehensive income.
The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit/(loss) of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items included in Income/(loss) before taxation in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income.
3.    Earnings per share
EARNINGS PER SHARE

Quarters				Half year
Q2 2025	Q1 2025	Q2 2024		2025	2024
3,601	4,780	3,517	Income/(loss) attributable to Shell plc shareholders ($ million)	8,381	10,874

			Weighted average number of shares used as the basis for determining:
5,947.9	6,033.5	6,355.4	Basic earnings per share (million)	5,990.5	6,397.7
6,004.7	6,087.8	6,417.6	Diluted earnings per share (million)	6,046.0	6,461.0
4.    Share capital
ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH
Shell plc            Unaudited Condensed Interim Financial Report            32

	Number of shares	Nominal value ($ million)
At January 1, 2025	6,115,031,158	510
Repurchases of shares	(202,687,052)	(17)
At June 30, 2025	5,912,344,106	493
At January 1, 2024	6,524,109,049	544
Repurchases of shares	(199,993,563)	(17)
At June 30, 2024	6,324,115,486	528
At Shell plc’s Annual General Meeting on May 20, 2025, the Board was authorised to allot ordinary shares in Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Shell plc, up to an aggregate nominal amount of approximately €140 million (representing approximately 2,007 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 19, 2026, or the end of the Annual General Meeting to be held in 2026, unless previously renewed, revoked or varied by Shell plc in a general meeting.
5.    Other reserves
OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2025	37,298	154	270	1,417	(19,373)	19,766
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	6,159	6,159
Transfer from other comprehensive income	—	—	—	—	18	18
Repurchases of shares	—	—	17	—	—	17
Share-based compensation	—	—	—	(486)	—	(486)
At June 30, 2025	37,298	154	287	930	(13,196)	25,473
At January 1, 2024	37,298	154	236	1,308	(17,851)	21,145
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	(494)	(494)
Transfer from other comprehensive income	—	—	—	—	170	170
Repurchases of shares	—	—	17	—	—	17
Share-based compensation	—	—	—	(213)	—	(213)
At June 30, 2024	37,298	154	253	1,095	(18,175)	20,625
The merger reserve and share premium reserve were established as a consequence of Shell plc (formerly Royal Dutch Shell plc) becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.
6.    Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2024, presented in the Annual Report and Accounts and Form 20-F/A for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at June 30, 2025, are consistent with those used in the year ended December 31, 2024, though the carrying amounts of derivative financial instruments have changed since that date. The movement of the derivative financial instruments between December 31, 2024 and June 30, 2025, is a decrease of $230 million for the current assets and a decrease of $940 million for the current liabilities.
The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.
Shell plc            Unaudited Condensed Interim Financial Report            33

DEBT EXCLUDING LEASE LIABILITIES

$ million
	June 30, 2025	December 31, 2024
Carrying amount[1]	46,720	48,376
Fair value[2]	42,864	44,119
1.    Shell issued no debt under the US shelf or under the Euro medium-term note programmes since November 2021 and September 2020, respectively. The US shelf programme has lapsed and management aims to renew it during the second half of 2025.
2.     Mainly determined from the prices quoted for these securities.

7. Other notes to the unaudited Condensed Consolidated Interim Financial Statements
Consolidated Statement of Income

Interest and other income

Quarters			$ million	Half year
Q2 2025	Q1 2025	Q2 2024		2025	2024
326	302	(305)	Interest and other income/(expenses)	628	602
			Of which:
559	481	616	Interest income	1,040	1,204
44	1	30	Dividend income (from investments in equity securities)	45	53
128	(127)	143	Net gains/(losses) on sales and revaluation of non-current assets and businesses	1	154
(447)	(137)	(1,169)	Net foreign exchange gains/(losses) on financing activities	(584)	(1,103)
42	85	74	Other	127	293

Depreciation, depletion and amortisation

Quarters			$ million	Half year
Q2 2025	Q1 2025	Q2 2024		2025	2024
6,670	5,441	7,555	Depreciation, depletion and amortisation	12,111	13,436
			Of which:
5,463	5,130	5,642	Depreciation	10,593	11,296
1,238	311	1,984	Impairments	1,549	2,365
(31)	(1)	(71)	Impairment reversals	(32)	(225)
Impairments recognised in the second quarter 2025 of $1,238 million pre-tax ($877 million post-tax) principally relate to Integrated Gas ($666 million) and Marketing ($399 million). Impairments recognised in Integrated Gas were triggered by lower commodity prices applied in impairment testing.
Impairments recognised in the second quarter 2024 of $1,984 million pre-tax ($1,778 million post-tax) mainly relate to Marketing ($1,055 million), Chemicals and Products ($690 million) and Renewables and Energy Solutions ($141 million).
Taxation charge/credit

Quarters			$ million	Half year
Q2 2025	Q1 2025	Q2 2024		2025	2024
2,332	4,083	3,754	Taxation charge/(credit)	6,415	7,358
			Of which:
2,277	4,024	3,666	Income tax excluding Pillar Two income tax	6,301	7,192
55	59	88	Income tax related to Pillar Two income tax	113	167
As required by IAS 12 Income Taxes, Shell has applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Shell plc            Unaudited Condensed Interim Financial Report            34

Consolidated Statement of Comprehensive Income
Currency translation differences

Quarters			$ million	Half year
Q2 2025	Q1 2025	Q2 2024		2025	2024
4,127	1,711	698	Currency translation differences	5,837	(1,296)
			Of which:
4,117	1,618	(406)	Recognised in Other comprehensive income	5,736	(2,388)
9	92	1,104	(Gain)/loss reclassified to profit or loss	101	1,092

Condensed Consolidated Balance Sheet
Assets classified as held for sale

$ million
	June 30, 2025	December 31, 2024
Assets classified as held for sale	10,619	9,857
Liabilities directly associated with assets classified as held for sale	7,856	6,203
Assets classified as held for sale and associated liabilities at June 30, 2025, principally relate to Shell's UK offshore oil and gas assets in Upstream and mining interests in Canada in Chemicals and Products. Upon completion of the sale, Shell's UK offshore assets will be derecognised in exchange for a 50% interest in a newly formed joint venture.
The major classes of assets and liabilities classified as held for sale at June 30, 2025, are Property, plant and equipment ($9,759 million; December 31, 2024: $8,283 million), Deferred tax liabilities ($3,312 million; December 31, 2024: $2,042 million) and Decommissioning and other provisions ($3,165 million; December 31, 2024: $3,053 million).
Consolidated Statement of Cash Flows
Cash flow from operating activities - Other

Quarters			$ million	Half year
Q2 2025	Q1 2025	Q2 2024		2025	2024
684	570	2,027	Other	1,254	2,536
'Cash flow from operating activities - Other' for the second quarter 2025 includes $979 million of net inflows (first quarter 2025: $652 million net inflows; second quarter 2024: $620 million net inflows) due to the timing of payments relating to emission certificates and biofuel programmes in Europe and North America and $439 million in relation to reversal of currency exchange gains on Cash and cash equivalents (first quarter 2025: $255 million gains; second quarter 2024: $96 million losses). In addition, the second quarter 2024 includes $1,104 million inflow representing reversal of the non-cash recycling of currency translation losses from other comprehensive income.

Dividends received from joint ventures and associates

Quarters			$ million	Half year
Q2 2025	Q1 2025	Q2 2024		2025	2024
2,361	523	792	Dividends received from joint ventures and associates	2,884	1,530
In the second quarter 2025, a cash dividend of $1,727 million was received from a joint venture in Upstream.

Proceeds from sale of property, plant and equipment and businesses

Quarters			$ million	Half year
Q2 2025	Q1 2025	Q2 2024		2025	2024
(57)	559	710	Proceeds from sale of property, plant and equipment and businesses	502	1,033

Shell plc            Unaudited Condensed Interim Financial Report            35

In the second quarter 2025, Shell completed the sale of a business that held $216 million of cash and cash equivalents, that was agreed to be transferred in the sale, resulting in a cash outflow in 'Proceeds from sale of property, plant and equipment and businesses'. Sales proceeds were received and recognised in the Consolidated statement of Cash Flows in the first quarter 2025.
8.     Reconciliation of Operating expenses and Total Debt
RECONCILIATION OF OPERATING EXPENSES

Quarters			$ million	Half year
Q2 2025	Q1 2025	Q2 2024		2025	2024
4,909	5,549	5,593	Production and manufacturing expenses	10,459	11,403
3,077	2,840	3,094	Selling, distribution and administrative expenses	5,917	6,069
278	185	263	Research and development	464	475
8,265	8,575	8,950	Operating expenses	16,840	17,947
RECONCILIATION OF TOTAL DEBT

June 30, 2025	March 31, 2025	June 30, 2024		$ million	June 30, 2025	June 30, 2024
10,457	11,391	10,849	Current debt	Current debt	10,457	10,849
65,218	65,120	64,619	Non-current debt	Non-current debt	65,218	64,619
75,675	76,511	75,468	Total debt	Total debt	75,675	75,468
9. Post-balance sheet events
On July 1, 2023, new pension legislation ("Wet Toekomst Pensioenen" (WTP)) came into effect in the Netherlands, with an expected implementation required prior to January 1, 2028. In July 2025, the Trustee Board of the Stichting Shell Pensioen Fonds (“SSPF”), Shell's defined benefit pension fund in the Netherlands, formally accepted the transition plan to transition from a defined benefit pension fund to a defined contribution plan with effect from January 1, 2027, subject to the local funding level of the plan remaining above an agreed level (125%) during a predetermined transition period.

In accordance with asset ceiling principles, in the third quarter 2025, Shell will recognise an adjustment to reduce the pension fund surplus (June 30, 2025: $5,521 million) to nil, and recognise a liability for a minimum funding requirement estimated at $750 million, resulting in a loss in Other Comprehensive Income. In addition, a net deferred tax liability of $1,617 million will be unwound, leading to an overall net post-tax loss of $4,654 million recognised in Other Comprehensive Income resulting in an increase in gearing of 0.4 percentage points. Subsequently, at the date of transition and settlement (expected December 31, 2026), the surplus at that date will be de-recognised, resulting in an identified loss in the Consolidated Statement of Income. The extent to which the funding level will meet the agreed 125% threshold is subject to uncertainty and the asset ceiling recognised will continue to be monitored in accordance with IAS 19 Employee Benefits.

Shell plc            Unaudited Condensed Interim Financial Report            36

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
A.Adjusted Earnings, Adjusted earnings before interest, taxes, depreciation and amortisation (“Adjusted EBITDA”) and Cash flow from operating activities
The “Adjusted Earnings” measure aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest when presenting the total Shell Group result but includes these items when presenting individual segment Adjusted Earnings as set out in the table below.
See Note 2 “Segment information” for the reconciliation of Adjusted Earnings.
We define “Adjusted EBITDA” as “Income/(loss) for the period” adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component. Management uses this measure to evaluate Shell's performance in the period and over time.

Q2 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							4,264
Add: Non-controlling interest							50
Adjusted Earnings plus non-controlling interest	1,737	1,732	1,199	118	(9)	(463)	4,314
Add: Taxation charge/(credit) excluding tax impact of identified items	497	2,205	413	(103)	20	(217)	2,815
Add: Depreciation, depletion and amortisation excluding impairments	1,585	2,353	557	872	90	6	5,463
Add: Exploration well write-offs	3	203	—	—	—	—	206
Add: Interest expense excluding identified items	53	171	12	16	2	820	1,074
Less: Interest income	—	26	—	39	2	492	559
Adjusted EBITDA	3,875	6,638	2,181	864	102	(346)	13,313
Less: Current cost of supplies adjustment before taxation			104	333			436
Joint ventures and associates (dividends received less profit)	92	1,542	161	70	10	—	1,876
Derivative financial instruments	542	25	13	3	(66)	410	928
Taxation paid	(967)	(1,948)	(132)	(87)	(60)	(238)	(3,432)
Other	(265)	(413)	533	471	142	(395)	74
(Increase)/decrease in working capital	352	655	67	383	(128)	(1,715)	(386)
Cash flow from operating activities	3,629	6,500	2,718	1,372	1	(2,283)	11,937

Shell plc            Unaudited Condensed Interim Financial Report            37

Q1 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							5,577
Add: Non-controlling interest							94
Adjusted Earnings plus non-controlling interest	2,483	2,337	900	449	(42)	(457)	5,670
Add: Taxation charge/(credit) excluding tax impact of identified items	803	2,619	391	99	63	(191)	3,784
Add: Depreciation, depletion and amortisation excluding impairments	1,404	2,213	566	852	90	6	5,130
Add: Exploration well write-offs	—	29	—	—	—	—	28
Add: Interest expense excluding identified items	51	200	12	14	2	841	1,119
Less: Interest income	4	11	—	4	2	461	481
Adjusted EBITDA	4,735	7,387	1,869	1,410	111	(261)	15,250
Less: Current cost of supplies adjustment before taxation			52	(67)			(15)
Joint ventures and associates (dividends received less profit)	(286)	(159)	203	54	10	—	(178)
Derivative financial instruments	542	14	10	(508)	(169)	73	(38)
Taxation paid	(773)	(1,999)	(174)	63	52	(68)	(2,900)
Other	(68)	(386)	396	125	(17)	(257)	(206)
(Increase)/decrease in working capital	(687)	(913)	(344)	(1,081)	380	(19)	(2,663)
Cash flow from operating activities	3,463	3,945	1,907	130	367	(531)	9,281

Q2 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							6,293
Add: Non-controlling interest							122
Adjusted Earnings plus non-controlling interest	2,675	2,336	1,082	1,085	(187)	(576)	6,415
Add: Taxation charge/(credit) excluding tax impact of identified items	940	2,312	359	297	(10)	49	3,947
Add: Depreciation, depletion and amortisation excluding impairments	1,375	2,750	548	867	95	6	5,642
Add: Exploration well write-offs	5	264	—	—	—	—	269
Add: Interest expense excluding identified items	44	166	10	23	1	904	1,149
Less: Interest income	—	(1)	—	30	(9)	595	616
Adjusted EBITDA	5,039	7,829	1,999	2,242	(91)	(213)	16,806
Less: Current cost of supplies adjustment before taxation			74	59			133
Joint ventures and associates (dividends received less profit)	96	(288)	(54)	46	64	—	(135)
Derivative financial instruments	(133)	9	7	304	607	(79)	713
Taxation paid	(1,039)	(1,955)	(17)	(186)	(138)	(113)	(3,448)
Other	(104)	(341)	(57)	263	180	20	(38)
(Increase)/decrease in working capital	324	484	153	(361)	225	(1,083)	(258)
Cash flow from operating activities	4,183	5,739	1,958	2,249	847	(1,468)	13,508

Shell plc            Unaudited Condensed Interim Financial Report            38

Half year 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							9,841
Add: Non-controlling interest							144
Adjusted Earnings plus non-controlling interest	4,220	4,068	2,100	567	(51)	(920)	9,984
Add: Taxation charge/(credit) excluding tax impact of identified items	1,299	4,824	804	(3)	83	(408)	6,599
Add: Depreciation, depletion and amortisation excluding impairments	2,988	4,566	1,123	1,724	180	13	10,593
Add: Exploration well write-offs	3	232	—	—	—	—	234
Add: Interest expense excluding identified items	104	371	24	29	4	1,661	2,193
Less: Interest income	4	37	1	43	3	953	1,040
Adjusted EBITDA	8,610	14,024	4,049	2,274	213	(607)	28,563
Less: Current cost of supplies adjustment before taxation			156	266			422
Joint ventures and associates (dividends received less profit)	(194)	1,384	365	124	20	—	1,698
Derivative financial instruments	1,084	39	23	(504)	(235)	484	891
Taxation paid	(1,741)	(3,946)	(306)	(24)	(8)	(306)	(6,331)
Other	(332)	(799)	928	597	126	(651)	(132)
(Increase)/decrease in working capital	(335)	(257)	(277)	(698)	252	(1,734)	(3,049)
Cash flow from operating activities	7,092	10,445	4,625	1,502	368	(2,814)	21,218

Half year 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							14,027
Add: Non-controlling interest							192
Adjusted Earnings plus non-controlling interest	6,354	4,270	1,863	2,700	(24)	(944)	14,219
Add: Taxation charge/(credit) excluding tax impact of identified items	1,936	4,834	717	635	(9)	(42)	8,071
Add: Depreciation, depletion and amortisation excluding impairments	2,785	5,477	1,084	1,737	201	12	11,296
Add: Exploration well write-offs	13	811	—	—	—	—	823
Add: Interest expense excluding identified items	87	335	22	40	2	1,825	2,312
Less: Interest income	—	9	—	44	(5)	1,155	1,204
Adjusted EBITDA	11,175	15,717	3,686	5,068	175	(304)	35,517
Less: Current cost of supplies adjustment before taxation			(79)	(148)			(227)
Joint ventures and associates (dividends received less profit)	(101)	(834)	38	102	78	—	(717)
Derivative financial instruments	(1,213)	5	(32)	(98)	2,585	(228)	1,019
Taxation paid	(1,506)	(3,757)	(191)	(205)	(382)	(23)	(6,064)
Other	(59)	(572)	337	(115)	151	124	(135)
(Increase)/decrease in working capital	599	905	(639)	(3,000)	706	(1,581)	(3,010)
Cash flow from operating activities	8,895	11,466	3,277	1,900	3,313	(2,013)	26,838
Identified items
The objective of identified items is to remove material impacts on net income/loss arising from transactions which are generally uncontrollable and unusual (infrequent or non-recurring) in nature or giving rise to a mismatch between accounting and economic results, or certain transactions that are generally excluded from underlying results in the industry.
Shell plc            Unaudited Condensed Interim Financial Report            39

Identified items comprise: divestment gains and losses, impairments and impairment reversals, redundancy and restructuring, fair value accounting of commodity derivatives and certain gas contracts that gives rise to a mismatch between accounting and economic results, the impact of exchange rate movements and inflationary adjustments on certain deferred tax balances, and other items.
See Note 2 “Segment information” for details.
B.    Adjusted Earnings per share
Adjusted Earnings per share is calculated as Adjusted Earnings (see Reference A), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).
C.    Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash Flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.
See Note 2 “Segment information” for the reconciliation of cash capital expenditure.
D.    Capital employed and Return on average capital employed
Return on average capital employed ("ROACE") measures the efficiency of Shell’s utilisation of the capital that it employs.
The measure refers to Capital employed which consists of total equity, current debt, and non-current debt reduced by cash and cash equivalents.
In this calculation, the sum of Adjusted Earnings (see Reference A) plus non-controlling interest (NCI) excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense and after-tax interest income, is expressed as a percentage of the average capital employed excluding cash and cash equivalents for the same period.

$ million	Quarters
	Q2 2025	Q1 2025	Q2 2024
Current debt	10,849	11,046	12,114
Non-current debt	64,619	68,886	72,252
Total equity	187,190	188,304	192,094
Less: Cash and cash equivalents	(38,148)	(39,949)	(45,094)
Capital employed – opening	224,511	228,286	231,366
Current debt	10,457	11,391	10,849
Non-current debt	65,218	65,120	64,619
Total equity	183,088	180,670	187,190
Less: Cash and cash equivalents	(32,682)	(35,601)	(38,148)
Capital employed – closing	226,081	221,580	224,511
Capital employed – average	225,296	224,933	227,939
Shell plc            Unaudited Condensed Interim Financial Report            40

$ million	Quarters
	Q2 2025	Q1 2025	Q2 2024
Adjusted Earnings - current and previous three quarters (Reference A)	19,529	21,558	27,558
Add: Income/(loss) attributable to NCI - current and previous three quarters	351	441	409
Add: Current cost of supplies adjustment attributable to NCI - current and previous three quarters	25	25	(25)
Less: Identified items attributable to NCI (Reference A) - current and previous three quarters	0	18	7
Adjusted Earnings plus NCI excluding identified items - current and previous three quarters	19,904	22,005	27,935
Add: Interest expense after tax - current and previous three quarters	2,577	2,639	2,650
Less: Interest income after tax on cash and cash equivalents - current and previous three quarters	1,206	1,329	1,395
Adjusted Earnings plus NCI excluding identified items before interest expense and interest income - current and previous three quarters	21,274	23,315	29,190
Capital employed – average	225,296	224,933	227,939
ROACE on an Adjusted Earnings plus NCI basis	9.4%	10.4%	12.8%
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E.    Net debt and gearing
Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risk relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.
Gearing is a measure of Shell's capital structure and is defined as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity).

$ million
	June 30, 2025	March 31, 2025	June 30, 2024
Current debt	10,457	11,391	10,849
Non-current debt	65,218	65,120	64,619
Total debt	75,675	76,511	75,468
Of which: Lease liabilities	28,955	28,488	25,600
Add: Debt-related derivative financial instruments: net liability/(asset)	589	1,905	2,460
Add: Collateral on debt-related derivatives: net liability/(asset)	(366)	(1,295)	(1,466)
Less: Cash and cash equivalents	(32,682)	(35,601)	(38,148)
Net debt	43,216	41,521	38,314
Total equity	183,088	180,670	187,190
Total capital	226,304	222,190	225,505
Gearing	19.1%	18.7%	17.0%

Shell plc            Unaudited Condensed Interim Financial Report            42

F.    Operating expenses and Underlying operating expenses
Operating expenses
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.

Q2 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	899	1,940	179	1,459	431	—	4,909
Selling, distribution and administrative expenses	30	43	2,319	441	138	106	3,077
Research and development	36	71	49	38	23	61	278
Operating expenses	965	2,055	2,547	1,939	592	168	8,265

Q1 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	947	2,139	349	1,621	486	8	5,549
Selling, distribution and administrative expenses	38	42	2,053	442	153	111	2,840
Research and development	22	32	42	25	21	43	185
Operating expenses	1,006	2,213	2,444	2,088	661	162	8,575

Q2 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	1,050	2,219	320	1,573	422	10	5,593
Selling, distribution and administrative expenses	64	62	2,295	293	279	101	3,094
Research and development	32	61	47	37	24	62	263
Operating expenses	1,146	2,341	2,662	1,902	725	173	8,950

Half year 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	1,846	4,079	528	3,080	916	8	10,459
Selling, distribution and administrative expenses	67	85	4,371	884	292	218	5,917
Research and development	57	103	92	63	44	104	464
Operating expenses	1,971	4,268	4,991	4,027	1,253	330	16,840

Half year 2024	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	2,006	4,487	685	3,207	1,001	16	11,403
Selling, distribution and administrative expenses	126	120	4,483	713	437	190	6,069
Research and development	58	119	81	71	36	111	475
Operating expenses	2,190	4,726	5,249	3,990	1,475	317	17,947

Shell plc            Unaudited Condensed Interim Financial Report            43

Underlying operating expenses
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.

Quarters			$ million	Half year
Q2 2025	Q1 2025	Q2 2024		2025	2024
8,265	8,575	8,950	Operating expenses	16,840	17,947
(119)	(44)	(210)	Redundancy and restructuring (charges)/reversal	(162)	(283)
(1)	(101)	(212)	(Provisions)/reversal	(102)	(212)
—	23	123	Other	23	252
(120)	(121)	(299)	Total identified items	(241)	(242)
8,145	8,453	8,651	Underlying operating expenses	16,598	17,704

G.    Free cash flow and Organic free cash flow
Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.

Quarters			$ million	Half year
Q2 2025	Q1 2025	Q2 2024		2025	2024
11,937	9,281	13,508	Cash flow from operating activities	21,218	26,838
(5,406)	(3,959)	(3,338)	Cash flow from investing activities	(9,365)	(6,866)
6,531	5,322	10,170	Free cash flow	11,853	19,972
(36)	597	769	Less: Divestment proceeds (Reference I)	560	1,794
98	45	—	Add: Tax paid on divestments (reported under "Other investing cash outflows")	143	—
792	130	189	Add: Cash outflows related to inorganic capital expenditure[1]	921	251
7,458	4,899	9,590	Organic free cash flow[2]	12,357	18,429
1.Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.
2.Free cash flow less divestment proceeds, adding back outflows related to inorganic expenditure.

H.    Cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.
Shell plc            Unaudited Condensed Interim Financial Report            44

Quarters			$ million	Half year
Q2 2025	Q1 2025	Q2 2024		2025	2024
11,937	9,281	13,508	Cash flow from operating activities	21,218	26,838
(27)	854	(954)	(Increase)/decrease in inventories	827	(1,562)
3,635	(2,610)	1,965	(Increase)/decrease in current receivables	1,025	1,770
(3,994)	(907)	(1,269)	Increase/(decrease) in current payables	(4,901)	(3,218)
(386)	(2,663)	(258)	(Increase)/decrease in working capital	(3,049)	(3,010)
12,323	11,944	13,766	Cash flow from operating activities excluding working capital movements	24,267	29,848

I.    Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver free cash flow.

Quarters			$ million	Half year
Q2 2025	Q1 2025	Q2 2024		2025	2024
(57)	559	710	Proceeds from sale of property, plant and equipment and businesses	502	1,033
1	33	57	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	34	190
19	5	2	Proceeds from sale of equity securities	24	570
(36)	597	769	Divestment proceeds	560	1,794
Shell plc            Unaudited Condensed Interim Financial Report            45

J.    Structural cost reduction
The structural cost reduction target is used for the purpose of demonstrating how management drives cost discipline across the entire organisation, simplifying our processes and portfolio, and streamlining the way we work.
Structural cost reduction describes the decrease in underlying operating expenses (see Reference F above) as a result of operational efficiencies, divestments, workforce reductions and other cost-saving measures that are expected to be sustainable compared with 2022 levels.
The total change between periods in underlying operating expenses will reflect both structural cost reductions and other changes in spend, including market factors, such as inflation and foreign exchange impacts, as well as changes in activity levels and costs associated with new operations.
Structural cost reductions are stewarded internally to support management's oversight of spending over time. The 2028 target reflects annualised saving achieved by end-2028.

$ million
Structural cost reduction up to second quarter 2025 compared with 2022 levels	(3,905)

Underlying operating expenses 2024	35,707
Underlying operating expenses 2022	39,456
Total decrease in Underlying operating expenses	(3,749)
Of which:
Structural cost reductions	(3,119)
Change in Underlying operating expenses excluding structural cost reduction	(630)

Underlying operating expenses first half 2025	16,598
Underlying operating expenses first half 2024	17,704
Total decrease in Underlying operating expenses	(1,106)
Of which:
Structural cost reductions	(786)
Change in Underlying operating expenses excluding structural cost reduction	(320)

Shell plc            Unaudited Condensed Interim Financial Report            46

PRINCIPAL RISKS AND UNCERTAINTIES
The principal risks and uncertainties affecting Shell are described in the Risk management and risk factors section of the Annual Report and Accounts (pages 134 to 144) and Form 20-F (pages 25 to 34) for the year ended December 31, 2024 and are summarised below. There are no material changes expected in those Risk Factors for the remaining six months of the financial year.
1.Portfolio risks
We are exposed to risks that could adversely affect the resilience of our overall portfolio of businesses. These include external risks such as macroeconomic risks, including fluctuating commodity prices and competitive forces. Our future performance depends on the successful development and deployment of new technologies that provide new products and solutions. In addition, our future hydrocarbon production depends on the delivery of integrated projects and our ability to replace proved oil and gas reserves. Many of our major projects and operations are conducted in joint arrangements or with associates. This could reduce our degree of control and our ability to identify and manage risks.
2.Climate change and the energy transition
Rising concerns about climate change and the effects of the energy transition pose multiple risks to Shell, including declines in the demand for and prices of our products, commercial risks from growing our low-carbon business, and adverse litigation and regulatory developments. The physical impacts of climate change could also adversely affect our assets and supply chains.
3.Country risks
We operate in more than 70 countries which have differing degrees of political, legal and fiscal stability. This has exposed, and could expose, us to a wide range of political developments that could result in changes to contractual terms, laws and regulations.
4.Financial risks
We are exposed to treasury risks, including liquidity risk, interest rate risk, foreign exchange risk and credit risk. We are affected by the global macroeconomic environment and the conditions of financial markets. These, and changes to certain demographic factors, also impact our pension assets and liabilities.
5.Trading risks
We are exposed to market, regulatory and conduct risks in our trading operations.
6.Health, safety, security and the environment
The nature of our operations exposes us, and the communities in which we work, to a wide range of health, safety, security and environment risks.
7.Information technology and cybersecurity risks
We rely heavily on information technology systems in our operations.
8.Litigation and regulatory compliance
Violations of laws carry fines and could expose us and/or our employees to criminal sanctions and civil suits. We have faced, and could also face, the risk of litigation and disputes worldwide.
9.Reputation and risks to our licence to operate
An erosion of our business reputation could have a material adverse effect on our brand, on our ability to secure new hydrocarbon or low-carbon opportunities, to access capital markets, and to attract and retain people, and on our licence to operate.
10.Our people and culture
The successful delivery of our strategy is dependent on our people and on a culture that aligns to our goals and reflects the changes we need to make as part of the energy transition.
11.Other (generally applicable to an investment in securities)
The Company's Articles of Association determine the jurisdiction for shareholder disputes. This could limit shareholder remedies.

Shell plc            Unaudited Condensed Interim Financial Report            47

2025 PORTFOLIO DEVELOPMENTS
Integrated Gas
In March 2025, we completed the previously announced acquisition of 100% of the shares in Pavilion Energy Pte. Ltd. (Pavilion Energy). Pavilion Energy, headquartered in Singapore, operates a global LNG trading business with contracted supply volume of approximately 6.5 million tonnes per annum (mtpa).
In June 2025, we announced that the first cargo of liquefied natural gas (LNG) had left the LNG Canada facility on the west coast of Canada. Shell has a 40% working interest in the LNG Canada joint venture. Located in Kitimat, British Columbia, the facility will export LNG from two processing units or “trains” with a total capacity of 14 million tonnes per annum (mtpa).
Upstream
In January 2025, we announced the start of production at the Shell-operated Whale floating production facility in the Gulf of America. The Whale development is owned by Shell (60%, operator) and Chevron U.S.A. Inc. (40%).
In February 2025, we announced production restart at the Penguins field in the UK North Sea with a modern floating, production, storage and offloading (FPSO) facility (Shell 50%, operator; NEO Energy 50%). The previous export route for this field was via the Brent Charlie platform, which ceased production in 2021 and is being decommissioned.
In March 2025, we completed the sale of SPDC to Renaissance, as announced in January 2024.
In March 2025, we announced the Final Investment Decision (FID) for Gato do Mato, a deep-water project in the pre-salt area of the Santos Basin, offshore Brazil. The Gato do Mato Consortium includes Shell (operator, 50%), Ecopetrol (30%), TotalEnergies (20%) and Pré-Sal Petróleo S.A. (PPSA) acting as the manager of the production sharing contract (PSC).
In May 2025, we completed the previously announced agreement to increase our working interest in the Shell-operated Ursa platform in the Gulf of America from 45.39% to 61.35%.
In May 2025, we announced the start of production at the floating production storage and offloading facility (FPSO) Alexandre de Gusmão in the Mero field in the Santos Basin offshore Brazil. The unitized Mero field is operated by Petrobras (38.6%), in partnership with Shell Brasil (19.3%), TotalEnergies (19.3%), CNPC (9.65%), CNOOC (9.65%) and Pré-Sal Petróleo S.A. (PPSA) (3.5%) representing the Government in the non-contracted area.
In May 2025, we signed an agreement to acquire a 12.5% interest in the OML 118 Production Sharing Contract (OML 118 PSC) from TotalEnergies EP Nigeria Limited. Upon completion, Shell's working interest in the OML 118 PSC is expected to increase from 55% to a maximum of 67.5%.
Chemicals and Products
In January 2025, CNOOC and Shell Petrochemicals Company Limited (CSPC), a 50:50 joint venture between Shell and CNOOC Petrochemicals Investment Ltd, took an FID to expand its petrochemical complex in Daya Bay, Huizhou, south China.
In April 2025, we completed the previously announced sale of our Energy and Chemicals Park in Singapore to CAPGC Pte. Ltd. (CAPGC), a joint venture between Chandra Asri Capital Pte. Ltd. and Glencore Asian Holdings Pte. Ltd.
In April 2025, we agreed to sell our 16.125% interest in Colonial Enterprises, Inc. (“Colonial”) to Colossus AcquireCo LLC, a wholly owned subsidiary of Brookfield Infrastructure Partners L.P. and its institutional partners (collectively, “Brookfield”), for $1.45 billion. The transaction is subject to regulatory approvals and is expected to close in the fourth quarter of 2025.
Renewables and Energy Solutions
In January 2025, we completed the previously announced acquisition of a 100% equity stake in RISEC Holdings, LLC, which owns a 609-megawatt (MW) two-unit combined-cycle gas turbine power plant in Rhode Island, USA.
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CAUTIONARY STATEMENT
All amounts shown throughout this Unaudited Condensed Interim Financial Report are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this Unaudited Condensed Interim Financial Report may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Unaudited Condensed Interim Financial Report, “Shell”, “Shell Group” and “Group” are sometimes used for convenience to reference Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this Unaudited Condensed Interim Financial Report, refer to entities over which Shell plc either directly or indirectly has control. The terms “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
Forward-Looking statements
This Unaudited Condensed Interim Financial Report contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; ‘‘anticipate’’; “aspire”, “aspiration”, ‘‘believe’’; “commit”; “commitment”; ‘‘could’’; “desire”; ‘‘estimate’’; ‘‘expect’’; ‘‘goals’’; ‘‘intend’’; ‘‘may’’; “milestones”; ‘‘objectives’’; ‘‘outlook’’; ‘‘plan’’; ‘‘probably’’; ‘‘project’’; ‘‘risks’’; “schedule”; ‘‘seek’’; ‘‘should’’; ‘‘target’’; “vision”; ‘‘will’’; “would” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Unaudited Condensed Interim Financial Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks, including climate change; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including tariffs and regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, regional conflicts, such as the Russia-Ukraine war and the conflict in the Middle East, and a significant cyber security, data privacy or IT incident; (n) the pace of the energy transition; and (o) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Unaudited Condensed Interim Financial Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F and amendment thereto for the year ended December 31, 2024 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this Unaudited Condensed Interim Financial Report and should be considered by the reader. Each forward-looking statement speaks only as of the date of this Unaudited Condensed Interim Financial Report, July 31, 2025. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Unaudited Condensed Interim Financial Report.
Shell’s net carbon intensity
Also, in this Unaudited Condensed Interim Financial Report we may refer to Shell’s “net carbon intensity” (NCI), which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell’s NCI also includes the emissions associated with the production and use of energy products produced by others which Shell
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purchases for resale. Shell only controls its own emissions. The use of the terms Shell’s “net carbon intensity” or NCI is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.
Shell’s net-zero emissions target
Shell’s operating plan and outlook are forecasted for a three-year period and ten-year period, respectively, and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next three and ten years. Accordingly, the outlook reflects our Scope 1, Scope 2 and NCI targets over the next ten years. However, Shell’s operating plan and outlook cannot reflect our 2050 net-zero emissions target, as this target is outside our planning period. Such future operating plans and outlooks could include changes to our portfolio, efficiency improvements and the use of carbon capture and storage and carbon credits. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans and outlooks to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.
Forward-Looking non-GAAP measures
This Unaudited Condensed Interim Financial Report may contain certain forward-looking non-GAAP measures such as cash capital expenditure and Adjusted Earnings. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.
The contents of websites referred to in this Unaudited Condensed Interim Financial Report do not form part of this Unaudited Condensed Interim Financial Report.
We may have used certain terms, such as resources, in this Unaudited Condensed Interim Financial Report that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F and any amendment thereto, File No 1-32575, available on the SEC website www.sec.gov.
This announcement contains inside information.
July 31, 2025
The information in this Unaudited Condensed Interim Financial Report reflects the unaudited consolidated financial position and results of Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
Contacts:
- Sean Ashley, Company Secretary
- Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html
LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Half yearly financial reports and audit reports / limited reviews; Inside Information
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